December 18, 2006

Room 4561

Ms. Laura Fournier
Chief Financial Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226

> **Re: Compuware Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2006**
> **Filed June 13, 2006**
> **File No. 000-20900**

Dear Ms. Fournier:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant